[SHELDAHL LETTERHEAD]


January 23, 2001


Via EDGAR




Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

	RE:	Withdrawal of Registration Statement on Form S-3 and Amendments
		(File No. 333-58307)


Dear Sir or Madam:

	On behalf of Sheldahl, Inc., a Minnesota corporation, I hereby request the withdrawal of the above referenced Registration Statement pursuant to Rule 477 of the Securities Act of 1933, as amended. The Registration Statement is being withdrawn because it is no longer required pursuant to a registration rights agreement with selling shareholders.



					Very truly yours,

					SHELDAHL, INC.

					By: 	/s/Donald R. Friedman
					Donald R. Friedman
						Chief Executive Officer